K&L GATES LLP 70 W. MADISON ST. SUITE 3100 CHICAGO, IL 60602 T +1 312 372 1121 F +1 312 827 8000 klgates.com

March 6, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Justin Dobbie Legal Branch Chief

Re: LKQ Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed February 19, 2014 File Nos. 333-193585 and 333-193585-01 to 333-193585-92

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), we are pleased to submit this response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by voicemail from Mr. Dana Brown of the Staff on February 28, 2014 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 that was filed by the Registrants on February 19, 2014 with the Commission (the “Registration Statement”).

The response set forth herein to the Staff’s comment has been reviewed and approved by the Registrants. For convenience, the Staff’s comment is set forth herein in italics, followed by the Registrants’ response.

* * * * *

Exhibit 5.1

1.	Comment: Please revise the opinion to specifically include, as Annex A attached to the opinion, the list of subsidiary guarantors that are additional registrants.

Response: The opinion has been revised to include the list of additional registrants as Annex A to the opinion.

* * * * *

In responding to the Staff’s comments regarding the review of the Registration Statement, the Registrants acknowledge that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

K&L Gates LLP

By:	/s/ J. Craig Walker
J. Craig Walker

cc:	John Dana Brown, Division of Corporation Finance

Victor M. Casini, LKQ Corporation